NORTHERN INSTITUTIONAL FUNDS

50 South LaSalle Street

Chicago, Illinois 60603

January 21, 2020

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Institutional Funds
Post-Effective Amendment No. 97
(File Nos. 2-80543 and 811-03605)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, Northern Institutional Funds (the “Trust”) hereby requests that the effective date of the above-referenced Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) be accelerated so that the Post-Effective Amendment may be declared effective on January 22, 2020 or as soon thereafter as practicable. The Post-Effective Amendment was filed to make a change to the principal investment strategy of the U.S. Government Select Portfolio.

Thank you for your consideration of this request. Should questions arise in conjunction with this request, or if there is any way we can be of assistance in expediting the processing of this request, please call Veena Jain, Esq. at (312) 569-1167.

Very truly yours,

NORTHERN INSTITUTIONAL FUNDS

By:	/s/ Jose J. Del Real
Jose J. Del Real, Esq.
Secretary

NORTHERN FUNDS DISTRIBUTORS, LLC

Three Canal Plaza

Suite 100

Portland, Maine 04101

January 21, 2020

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Institutional Funds
Post-Effective Amendment No. 97
(File Nos. 2-80543 and 811-03605)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, Northern Funds Distributors, LLC, principal underwriter to Northern Institutional Funds (the “Trust”), hereby requests that the effective date of the above-referenced Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) be accelerated so that the Post-Effective Amendment may be declared effective on January 22, 2020 or as soon thereafter as practicable. The Post-Effective Amendment was filed to make a change to the principal investment strategy of the U.S. Government Select Portfolio.

Thank you for your consideration of this request. Should questions arise in conjunction with this request, or if there is any way we can be of assistance in expediting the processing of this request, please call Veena Jain, Esq. at (312) 569-1167.

Very truly yours,

NORTHERN FUNDS DISTRIBUTORS, LLC

By:	/s/ Nanette K. Chern
Nanette K. Chern
Vice President